Exhibit 1.1

June 18, 2020

Mr. Tristan Walker

Dear Tristan:

This letter sets forth the terms and conditions of your appointment to serve as a director (“Director”) on the board of directors (the “Board”) of Shake Shack Inc. (the “Company”) and to serve as a member of the Nominating & Corporate Governance Committee of the Board (the “NCG Committee”), effective as of June 18, 2020 (the “Effective Date”).

As a Director, you will be expected to attend at least four (4) Board meetings and applicable Committee meetings annually and shall have such other duties and responsibilities as are customarily associated with this position. You shall continue to serve on the Board until such time as either you or the Company (or its successor) terminates your service or you are not re-elected to the Board.

As consideration for your anticipated service on the Board and the Committee, you will be entitled to receive compensation consistent with the Company’s Non-Employee Director Compensation Policy (the “Compensation Policy”), a copy of which has been provided to you. You agree that you shall comply with the Compensation Policy. Notwithstanding the terms of the Compensation Policy, for the Board service period Q2 2020 through Q1 2021, all Board members will receive 100% of their compensation in equity.

You will also be entitled to coverage under a directors’ and officers’ liability insurance policy maintained by the Company.

During your tenure as a Director, you shall at all times and for all purposes be acting as an independent contractor and not as an employee of the Company. Accordingly, you shall not be eligible to participate in employee benefit plans provided by the Company to its employees and the Company shall not, on your account, (i) pay any unemployment tax or other taxes required under the law to be paid with respect to employees or (ii) withhold any monies from any compensation paid to you for income or employment tax purposes. Director compensation is established by the Board and so, notwithstanding this letter, it may be revised at any time and from time to time.

Please confirm that the foregoing reflects your understanding by signing and returning to us the enclosed duplicate of this letter at your earliest convenience. We are glad to have you aboard and look forward to working together. Please feel free to contact me should you wish to discuss any aspect of your service on the Company’s Board.

Sincerely,

/s/ Daniel H. Meyer
Daniel H. Meyer, Chairman

Accepted & Agreed:

/s/ Tristan Walker

Tristan Walker
Date: June 18, 2020